

Ricardo V.

Problem solver, curious engineer, dreaming up the future!

New York, New York

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 **Dun Rite Games**

 **Tampere University of Technology**

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👥 **500+ connections**

An engineer by profession, a teacher by vocation, and an athlete by choice. My goal in life is to inspire learning through the creation of engaging content and delivering it through technology in the most intuitive way possible.

Experience



Founder
Dun Rite Games
Sep 2017 – Present · 1 yr
Mountain View, AR

LeON

Founder - Chief Service Officer
LeON
Apr 2016 – Present · 2 yrs 5 mos
United States
Revolutionising health and wellness, one person at a time!

E

Managing Director / Director General
EliteSports.mx
Jan 2015 – Present · 3 yrs 8 mos
Mexico

EliteSports is an International, Mexican-based software design team providing services to North American and Latin American clients. We provide services in the Hospital and Healthcare, Pharmaceutical, Hotels, Logistics and the Mobile Gaming industries. EliteSports was founded out of the need to develop high-quality software for an already exitin... See more

Co Founder
InterMundo LLC
Nov 2014 – Present · 3 yrs 10 mos

 **Omegawave**
4 yrs 4 mos

 **Consultant**
Jan 2015 – Dec 2016 · 2 yrs
Mexico











Head of Product and Community Management
Sep 2013 – Dec 2014 · 1 yr 4 mos
United States

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Education

Tampere University of Technology
M.Sc., Automation Technology
2001 – 2005

Universidad Regiomontana, A.C.

Universidad Regiomontana, A.C.
Bachelor of Engineering (B.Eng.), Electrical and Electronics Engineering
1996 – 1999

Skills & Endorsements

Product Management · 44
Endorsed by **2 of Ricardo's colleagues at Dun Rite Games**

Mobile Devices · 20
Endorsed by **2 of Ricardo's colleagues at Dun Rite Games**

Management · 19
Endorsed by **2 of Ricardo's colleagues at Dun Rite Games**

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